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                         [TOMAX CORPORATION LETTERHEAD]


                               September 28, 2001



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Ms. Barbara C. Jacobs

         RE: TOMAX CORPORATION
             REGISTRATION STATEMENT ON FORM S-1
             REGISTRATION NO. 333-45876

Dear Ms. Jacobs:

         Tomax Corporation, a Delaware corporation (the "Registrant"), hereby respectfully requests that the Registrant's Registration Statement on Form S-1 (Registration No. 333-45876) be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant and its underwriters have determined that, due to market conditions, a public offering of the Registrant's common stock is not in the best interests of the Registrant at this time. The Registration Statement was never declared effective and no securities of the Registrant were sold. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act. Please send a copy of the order granting such request to the person identified as agent for service on the cover of the Registration Statement.

         If you have any questions regarding this matter, please call me at
(801) 924-6263.

                                 Very truly yours,

                                 TOMAX CORPORATION

                                 /s/ Brad Stewart

                                 Brad Stewart
                                 Chief Financial Officer

cc: Mark Bonham, esq.